

August 9, 2018

Dean Brydon
Chief Financial Officer
Timberland Bancorp, Inc.
624 Simpson Avenue
Hoquiam, WA 98550

      Re: Timberland Bancorp, Inc.
          Registration Statement on Form S-4
          Filed July 27, 2018
          File No. 333-226389

Dear Mr. Brydon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Financial Services